February 24, 1997

 Mesa, Inc.
 1400 Williams Square West
 5205 N. O'Connor Blvd.
 Irving, TX  75039-3746
                               Re:  Greenhill Petroleum Corporation
                                    Reserve and Net Revenue Forecast
                                    As of December 31, 1996
                                    SEC Price Case
 Gentlemen:

      At your request, we estimated the Proved Reserves and future net revenue as of December 31, 1996 attributable to the Greenhill Petroleum Corporation interests in properties located onshore and offshore Louisiana and onshore Texas and New Mexico. In preparing these estimates, we employed costs as instructed by Greenhill Petroleum Corporation; we employed prices as of December 31, 1996 as shown in Table 1. These estimates are designated as the SEC Price Case.

      The results of these evaluations for the Proved Reserves as of December 31, 1996 are as follows:


                                Proved      Proved      Proved    Proved
                              Producing Nonproducing Undeveloped   Total
                               Reserves    Reserves    Reserves  Reserves
                              -------------------------------------------
 Net Oil, MBbls.               14,808       5,591      3,031     23,430
 Net Sales Gas, MMcf           21,177      10,635     10,085     41,897
 Future Net Revenues
   Undiscounted, M$           262,415      98,703     79,793    440,911
   Discounted at 10%, M$      188,253      58,872     53,134    300,259

<TABLE\>

    Proved Reserves and future net revenue were estimated in accordance with the provisions contained in Securities and Exchange Commission Regulation
 S-X, Rule 4-10 as defined in Attachment 1 except that we have no judgment regarding the instructed costs.

    Future net revenues as used herein are defined as the total revenues attributable to (1) the net working interests less royalties, severance and ad valorem taxes, operating costs, and future capital expenditures and (2) the net mineral interests, production payments, or overriding royalty interests owned by Greenhill Petroleum Corporation. In the projections, future net revenues were discounted at 10 percent per annum as requested.
 Estimates of future net revenues and discounted future net revenues are not intended to represent our opinion of the fair market values for the estimated reserves.

    We employed the lease and well operating costs, capital costs, abandonment costs, and the scheduling thereof as provided by Greenhill
 Petroleum Corporation. Required future capital expenditures, operating costs, and state severance and ad valorem taxes were deducted from revenues as appropriate for each individual property. For offshore and inland water properties, future capital requirements for abandonment of the wells and platforms were included. Abandonment costs were included for onshore properties except in those cases where salvage values exceeded abandonment costs. Investigations of environmental issues such as the costs, if any, of restoring properties to satisfy environmental standards were beyond the scope of this assignment.

    The reserves reported herein were based on a detailed review of the geological and engineering data and were estimated from decline curve analyses, water-oil ratio trends, material balance calculations, volumetric calculations, analogous methods, or a combination of these methods. Reserve estimates from analogies and from volumetric calculations are often less certain than reserve estimates based on well performance obtained over a period during which a substantial portion of the reserves was produced.

    The evaluations presented in this report, with the exceptions of those parameters specified by others, reflect our informed judgments based on accepted standards of professional investigation but are subject to those generally recognized uncertainties associated with interpretation of geological, geophysical, and engineering information. Government policies and market conditions different from those employed in this study may cause the total quantity of oil or gas to be recovered, actual production rates, prices received, or operating and capital costs to vary from those presented in this report.

    In conducting these evaluations we relied upon production histories, accounting and cost data, and other financial, operating, engineering, and geological data supplied by Greenhill Petroleum Corporation. To a lesser extent, data existing in the Miller and Lents, Ltd. files and data obtained from commercial services were used. We relied upon the Greenhill Petroleum
 Corporation representation of the ownership interests. No independent verifications of these interests were made by Miller and Lents, Ltd.

                                    Very truly yours,

                                    MILLER AND LENTS, LTD.



                                    By /s/
                                    -------------------------------
                                    J. L. Powell
                                    Vice President
 JLP/hsd

                                                                TABLE 1
                       GREENHILL PETROLEUM CORPORATION
                       -------------------------------


                                Prices as of
                              December 31, 1996


                           Gas Price     Gas Price    Oil Price
 Field                     ($/MMBtu)      ($/Mcf)       ($Bbl)
 ------------------------------------------------------------------

 Eugene Island Block 208     3.750         4.129        25.13
 Timbalier Bay               3.740         4.069        25.14
 Grand Bay                   3.516         3.829        25.45
 Delta Farms                 3.740         4.260        25.20
 Bully Camp                    --            --           --

 Rich Ranch                  3.630         4.320        24.73
 Bobcat Run                  3.640         3.960        23.95
 Linscomb                    3.510         4.001        24.26

 Lovington San Andres Unit   2.050         2.909        24.23
 Lovington Paddock Unit      2.230         3.238        24.23
 West Lovington Unit         2.660         4.365        24.23
 Midway State Unit           2.650         3.975        24.78
 West San Andres Unit        1.100         1.110        23.69
 Emma Cowden                 2.780         4.167        23.88
 Emma San Andres Unit        2.780         4.167        23.88

                                                         ATTACHMENT 1

                         Proved Reserves Definitions
                               In Accordance With
             Securities and Exchange Commission Regulation S-X
             -------------------------------------------------


 Proved Oil and Gas Reserves
 ---------------------------

      Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements but not on escalations based upon future conditions.

      1. Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (a) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, and
 (b) the immediately adjoining portions not yet drilled but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

      2. Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the proved classification when successful testing by a pilot project or the operation of an installed program in the reservoirs provides support for the engineering analysis on which the project or program was based.

      3.     Estimates of proved reserves do not include the following:

           a. Oil that may become available from known reservoirs but is classified separately as indicated additional reserves.

           b. Crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors.

           c. Crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects.

           d. Crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite, and other such sources.

      Depending upon their status of development, proved reserves are subdivided into proved developed reserves and proved undeveloped reserves.


 Proved Developed Oil and Gas Reserves
 -------------------------------------

      Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as proved developed reserves only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.


 Proved Undeveloped Oil and Gas Reserves
 ---------------------------------------

      Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.